

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話:(852) 2318 1818 傳真:(852) 2757 5138 網址:http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com
DIRECT FAX: (852) 2757 5669

Ref: CSD-L004-04
Exemption No. #82-4203



January 8, 2004

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin/ Ms Nina Mojiri-Azad

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203) ("the Company")

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith Announcements dated 5th, 18th, 22nd December, 2003, 6th January, 2004 and Interim Report of 2003-2004 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Albert CL Mui
Assistant Company Secretary

Encl

AM/nc


CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2003-2004

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2003

	Notes	Unaudited Six months ended 30th September, 2003 HK$'000	(Restated) 2002 HK$'000
Turnover	2	**1,543,430**	1,630,444
Cost of sales		**(1,273,066)**	(1,367,882)
Gross profit		**270,364**	262,562
Other revenue		**47,080**	23,424
Distribution costs		**(67,072)**	(95,893)
Administrative expenses		**(42,918)**	(49,632)
Other operating expenses		**(12,306)**	(12,010)
Deficit on revaluation of properties		**(42,164)**	(6,996)
Profit from operations	3	**152,984**	121,455
Finance costs		**(33,613)**	(21,250)
Share of results of associates		**(3,273)**	(2,430)
Share of results of jointly controlled entities		**(18)**	(7,433)
Profit before taxation		**116,080**	90,342
Taxation	4	**(28,693)**	(23,429)
Profit before minority interests		**87,387**	66,913
Minority interests		**(12,202)**	(4,465)
Profit for the period		**75,185**	62,448
Interim dividend	5	**27,571**	19,591
Earnings per share	6		
Basic		**28.3 cents**	24.5 cents
Diluted		**N.A.**	24.4 cents
Interim dividend per share		**10 cents**	7.5 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2003

	Notes	Unaudited 30th September, 2003 HK$'000	Audited 31st March, 2003 HK$'000 (Restated)
Non-current assets			
Investment properties		**334,529**	361,359
Property, plant and equipment	7	**1,109,947**	1,122,874
Properties under development		**7,830**	7,153
Goodwill		**—**	3,620
Negative goodwill		**(1,044)**	—
Intangible assets		**8,567**	4,136
Deferred tax assets		**25,716**	25,028
Interests in associates		**43,263**	67,038
Interests in jointly controlled entities		**15,465**	15,465
Investments in securities		**26,538**	28,979
Club debenture		**2,169**	1,619
		1,572,980	1,637,271
Current assets			
Inventories		**225,819**	191,492
Properties for sale		**961,045**	993,089
Debtors, deposits and prepayments	8	**1,009,387**	991,672
Amounts due from associates		**80,645**	4,125
Amounts due from customers for contract work		**262,130**	280,719
Investments in securities		**542,507**	441,455
Pledged deposits		**85,518**	85,484
Cash and bank balances		**883,535**	786,660
		4,050,586	3,774,696
Current liabilities			
Creditors, deposits and accruals	9	**951,924**	824,454
Unearned insurance premiums — within one year		**56,812**	135,386
Outstanding insurance claims		**270,963**	226,302
Construction costs payable		**16,256**	21,567
Amounts due to associates		**—**	78
Amounts due to customers for contract work		**155,565**	120,640
Bills payable		**7,372**	43,781
Obligations under finance leases		**2,106**	1,891
Deferred service income		**20,018**	21,209
Provision for taxation		**53,240**	35,299
Bank loans and overdrafts		**530,315**	891,454
		2,064,571	2,322,061

CONSOLIDATED BALANCE SHEET *(Continued)*

As at 30th September, 2003

	Notes	**Unaudited 30th September, 2003 HK$'000**	Audited 31st March, 2003 HK$'000 (Restated)
Net current assets		**1,986,015**	1,452,635
Total assets less current liabilities		**3,558,995**	3,089,906
Non-current liabilities			
Bank loans		**771,713**	434,664
Unearned insurance premiums — over one year		**132,562**	91,166
Obligations under finance leases		**2,081**	2,281
Deferred tax liabilities		**35,132**	34,864
		941,488	562,975
Minority interests		**283,388**	282,658
NET ASSETS		**2,334,119**	2,244,273
Capital and reserves			
Share capital	10	**335,845**	327,308
Reserves		**1,998,274**	1,916,965
SHAREHOLDERS' FUNDS		**2,334,119**	2,244,273

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2003

	Share capital	Share premium	Capital reserve	Property revaluation reserve: Capital redemption reserve	Property revaluation reserve: Properties for own use	Exchange fluctuation reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2003 as previously reported	327,308	387,677	269,293	7,526	60,711	(9,736)	26,185	1,183,658	2,252,622
Adjustment on adoption of SSAP 12 (revised)	—	—	—	—	(9,319)	205	—	765	(8,349)
	327,308	387,677	269,293	7,526	51,392	(9,531)	26,185	1,184,423	2,244,273
Issue of new share	8,537	8,129	—	—	—	—	—	—	16,666
Share issue expenses	—	(10)	—	—	—	—	—	—	(10)
Release from capital reserve upon disposal of a subsidiary	—	—	(7)	—	—	—	—	—	(7)
Deficit on revaluation of properties	—	—	—	—	(1,553)	—	—	—	(1,553)
Exchange gain on translation of financial statements of foreign subsidiaries	—	—	—	—	—	249	—	—	249
Net profits for the period	—	—	—	—	—	—	—	75,185	75,185
Dividend	—	—	—	—	—	—	27,571	(28,255)	(684)
At 30th September, 2003	335,845	395,796	269,286	7,526	49,839	(9,282)	53,756	1,231,353	2,334,119

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Continued)

	Share capital	Share premium	Capital reserve	Capital redemption reserve	Property revaluation reserve: Investment properties	Property revaluation reserve: Properties for own use	Exchange fluctuation reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2002 as previously reported	318,778	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	2,227,655
Adjustment on adoption of SSAP 12 (revised)	–	–	–	–	(12,702)	(12,928)	–	–	6,774	(18,856)
	318,778	381,285	269,293	7,526	2,967	100,331	(24,805)	19,127	1,134,297	2,208,799
Deficit on revaluation of properties	–	–	–	–	(2,967)	(1,464)	–	–	–	(4,431)
Exchange loss arising from acquisition of a foreign subsidiary	–	–	–	–	–	–	(37)	–	–	(37)
Exchange gain on translation of financial statements of foreign subsidiaries	–	–	–	–	–	–	12,628	–	–	12,628
Net profits for the period	–	–	–	–	–	–	–	–	62,448	62,448
Dividend	–	–	–	–	–	–	–	19,591	(19,591)	–
At 30th September, 2002	318,778	381,285	269,293	7,526	–	98,867	(12,214)	38,718	1,177,154	2,279,407

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2003

	Unaudited Six months ended 30th September,	
	2003	2002
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**200,431**	51,524
Net cash outflow from investing activities	**(64,401)**	(28,505)
Net cash (outflow) inflow from financing activities	**(25,501)**	85,256
Increase in cash and cash equivalent	**110,529**	108,275
Cash and cash equivalents at beginning of period	**764,486**	680,447
Effect of foreign exchange rate changes	**3,004**	6,205
Cash and cash equivalents at end of period	**878,019**	794,927
Analysis of the balances of cash and cash equivalents		
Cash and bank balances	**883,535**	801,897
Bank overdrafts	**(5,516)**	(6,970)
	878,019	794,927

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 September, 2001

1. Significant accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP ") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted in these condensed consolidated interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the audited financial statements of the Group for the year ended 31st March, 2003, except that the Group has adopted the SSAP 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January 2003.

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for previous periods have been restated accordingly.

2. Turnover

An analysis of the Group's turnover and contribution to operating profit/(loss) by business segments and turnover by geographical segments are as follows:

(a) ***By business segment***

For the six months ended 30th September, 2003

	Continuing					Discontinued	
	Building services and engineering HK$'000	Motor vehicle and other trading HK$'000	Property and hotel HK$'000	IT and business machines trading and servicing HK$'000	Insurance business and others HK$'000	Telecom-munication services and general merchandise HK$'000	Group Total by segment HK$'000
Turnover							
Total Turnover	760,428	210,000	142,069	262,473	206,490	917	1,582,377
Inter-segment sales	(106)	(10)	(19,392)	(558)	(18,850)	(31)	(38,947)
External Sales	760,322	209,990	122,677	261,915	187,640	886	1,543,430
Results							
Segment Results	88,854	2,415	37,618	3,290	43,081	577	175,835
Unallocated corporate expenses							(1,053)
Interest income							19,920
Dividend income							446
Deficit on revaluation of properties	—	—	(42,164)	—	—	—	(42,164)
Profit from operations							152,984
Interest expenses							(33,613)
Share of results of associates	(1,126)	—	—	(235)	(1,912)	—	(3,273)
Share of results of jointly controlled entities	2	—	(20)	—	—	—	(18)
Profit before taxation							116,080
Taxation							(28,693)
Profit before minority interests							87,387
Minority Interests							(12,202)
Net profit for the period							75,185

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Turnover *(Continued)*

***(a) By business segment** (Continued)*

For the six months ended 30th September, 2002

	Continuing					Discontinued	
	Building services and engineering *HK$'000*	Motor vehicle and other trading *HK$'000*	Property and hotel *HK$'000*	IT and business machines trading and servicing *HK$'000*	Insurance business and others *HK$'000*	Telecom-munication services and general merchandise *HK$'000*	Group Total by segment *HK$'000*
Turnover							
Total Turnover	752,822	222,806	139,134	282,171	222,816	59,928	1,679,677
Inter-segment sales	(120)	—	(23,067)	(1,950)	(23,868)	(228)	(49,233)
External Sales	752,702	222,806	116,067	280,221	198,948	59,700	1,630,444
Results							
Segment Results	55,702	6,003	39,122	6,999	20,181	(10,673)	117,334
Unallocated Corporate expenses							(1,719)
Interest income							12,742
Dividend income							94
Deficit on revaluation of properties	—	—	(6,996)	—	—	—	(6,996)
Profit from operations							121,455
Interest expenses							(21,250)
Share of results of associates	(1,522)	—	45	1,862	(2,815)	—	(2,430)
Share of results of jointly controlled entities	(7,409)	—	(24)	—	—	—	(7,433)
Profit before taxation							90,342
Taxation							(23,429)
Profit before minority interests							66,913
Minority Interests							(4,465)
Net profit for the period							62,448

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Turnover *(Continued)*

(b) By geographical segment

	Six months ended 30th September, HK$'Million Turnover	
	2003	2002
Hong Kong	**1,039**	1,131
Mainland China	**83**	117
Singapore	**92**	86
Thailand	**59**	57
Canada	**171**	188
U.S.A.	**50**	45
Europe	**29**	—
United Arab Emirates	**14**	—
Others	**6**	6
	1,543	1,630

3. Profit from Operations

	Six months ended 30th September,	
	2003	2002
	HK$'000	*HK$'000*
Profit from operations before finance costs is arrived at after charging:		
Cost of inventories recognised as expenses	**430,132**	480,616
Depreciation on property, plant and equipment	**29,316**	29,171
Staff costs including directors' emoluments	**262,399**	258,226
Less: Amount capitalised to contract work	**(15,167)**	(11,436)
	247,232	246,790
Operating lease payments in respect of leasing of:		
Premises	**6,859**	17,248
Others	**502**	328

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

4. Taxation

	Six months ended 30th September,	
		(Restated)
	2003	2002
	HK$'000	HK$'000
The Company and subsidiaries		
Hong Kong	**24,849**	14,407
Overseas	**4,624**	10,346
Deferred Taxation	**(1,292)**	(1,674)
Associates		
Hong Kong	**520**	350
Overseas	**(8)**	—
	28,693	23,429

Hong Kong profits tax has been provided for at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

The charge in accounting policy in accordance with SSAP12 (revised) "Income taxes" has been applied restrospectively and comparative have been restated.

5. Interim dividend

	Six months ended 30th September,	
	2003	2002
	HK$'000	*HK$'000*
Interim dividend HK$10 cents per share on 275,708,398 (2002: HK$7.5 cents per share on 261,215,792 shares)	**27,571**	19,591

6. Earnings Per Share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30th September,	
		(Restated)
	2003	2002
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share	**75,185**	62,448

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

6. Earnings Per Share *(Continued)*

	Number of shares	
	'000	*'000* (Restated)
Weighted average number of ordinary shares for the purpose of basic earnings per share	**265,392**	255,022
Effect of dilutive potential ordinary shares: Share options *(Note)*	—	703
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**265,392**	255,725

Basic earnings per share is calculated based on the profit for the period of HK$75,185,000 (2002: HK$62,448,000) and on the weighted average number of 265,392,000 (2002: 255,022,000) ordinary shares issued, which have been adjusted for the consolidation of the Company's ordinary shares during the period.

No diluted earnings per share is presented for the period ended 30th September 2003 as the Company's outstanding share options have been lasped in June 2003.

Note: Diluted earnings per share did not assume the exercise of certain outstanding share options as the exercise price was higher than the fair value per share in last period.

7. Property, plant and equipment

For the six months ended 30th September, 2003, the Group acquired property, plant and equipment of HK$11,771,000 and disposal of property, plant and equipment of HK$12,205,000.

8. Debtors, deposits and prepayments

The ageing analysis of trade debtors is as follows:

	Balance at 30th September, 2003 *HK$'000*	Balance at 31st March, 2003 *HK$'000*
0 — 60 days	**604,165**	628,833
61 — 90 days	**26,310**	28,492
Over 90 days	**42,587**	31,474
Total	**673,062**	688,799

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

9. Creditors, deposits and accruals

The ageing analysis of trade creditors is as follows:

	Balance at 30th September, 2003 *HK$'000*	Balance at 31st March, 2003 *HK$'000*
0— 60 days	**108,636**	134,560
61— 90 days	**6,898**	8,825
Over 90 days	**67,783**	73,272
Total	**183,317**	216,657

10. Share Capital

		Number of ordinary shares in issue	**Nominal Value** *HK$'000*
Authorised			
At 1st April 2003		1,700,000,000	425,000
Consolidation of shares	*Note*	(1,360,000,000)	—
Increase		200,000,000	250,000
As at 30th September 2003		540,000,000	675,000
Issued and fully paid			
At 1st April 2003		1,309,231,865	327,308
Consolidation of shares	*Note*	(1,047,385,492)	—
Share issue on exercise of share options		6,830,000	8,537
As at 30th September 2003		268,676,373	335,845

Note: Pursuant to a special resolution passed at a special general meeting of the shareholder of the Company on 5th June, 2003, every five issued and unissued shares of HK$0.25 each are consolidated into one ordinary share of HK$1.25 each.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS *(Continued)*

11. Contingent liabilities

As at 30th September, 2003, the Group had the following contingent liabilities and commitments:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions for their guarantees amounting to approximately HK$257,200,000 (31st March, 2003: HK$303,700,000) issued in respect of the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Company issued guarantees for banking facilities utilised and performance bonds extended to its subsidiaries, associates and jointly controlled entity amounting to HK$874,852,000 (31st March, 2003: HK$878,615,000) and HK$384,641,000 (31st March, 2003: HK$419,835,000).

(c) The Company had contingent liabilities of HK$2,542,000 (31st March, 2003: HK$3,349,000 in respect of guarantees given to its subsidiary and jointly controlled entity for hire-purchase of equipment.

12. Operating lease

The Group as lessee

The Group had future minimum lease payments under non-cancellable operating leases as follows:

	30th September, 2003 *HK$'000*	31st March, 2003 *HK'000*
Leases which expire:		
Within one year	**2,659**	4,993
In the second to fifth years inclusive	**819**	438
	3,478	5,431

Leases are negotiated and rentals are fixed for an average term of two years.

The Group as lessor

The Group had future minimum lease payments receivable under non-cancellable operating leases as follows:

	30th September, 2003 *HK$'000*	31st March, 2003 *HK'000*
Leases which expire:		
Within one year	**39,836**	48,869
In the second to fifth years inclusive	**13,633**	21,438
	53,469	70,307

The lease terms ranged from one year to six years.

13. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK10 cents (2002 (restated): HK7.5 cents) per share for the six months ended 30th September, 2003 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 16th January, 2004.

The Directors have also resolved that the interim dividend should be paid on Tuesday, 24th February, 2004 in cash, with shareholders being given an option to receive shares of HK$1.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 12th January, 2004 to Friday, 16th January, 2004, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Monday, 2nd February, 2004. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 12th January, 2004 to Friday, 16th January, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 9th January, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2003, the Group recorded a prominent improvement in profit attributable to shareholders despite a mild decrease in turnover from HK$1.6 billion to HK$1.5 billion. Profit for the period advanced from HK$62.5 million in 2002 to HK$75.2 million, representing 20% growth. The improvement in performance of the Group witnessed the success of the management and the employees' dedicated effort to weather the economic crisis during the past few years and enhance value to shareholders. Most of the divisions had demonstrated significant progress especially building services and engineering, insurance and cold storage. The contribution from Chevalier iTech Holdings Limited ("CiTL"), the 50.8% subsidiary company, also improved after undergoing series of restructuring.

Building Services and Engineering

In spite of the difficult business environment, the lifts and escalators division maintained a steady growth in terms of both turnover and profit. After the establishment of the technical support in Australia and the completion of several major contracts, the curtain wall division, in particular, has been successfully established itself in the industry as a leading engineering company providing advanced technical solution to those infrastructure and building contracts. The performance of the electrical and mechanical engineering division improved after strengthening its management team and control system.

MANAGEMENT DISCUSSION AND ANALYSIS *(Continued)*

Building Services and Engineering *(Continued)*

In 2003, Preussag Pipe Rehabilitation Hong Kong Limited ("PPRHK") was awarded various contracts from public and private sectors, for instance, slope drain project by Hong Kong Housing Authority, sewage main rehabilitation project by Hong Kong Airport Authority and water main project by Drainage Services Department. Chevalier-PRS (Asia) Holdings Limited ("CPA") successfully finished a trial job in Nanjing, China in October 2003. In addition, 40 km projects in Singapore and 4.3 km projects in United Arab Emirates, Middle East were completed. To further strengthen the strong foothold in the Trenchless Pipe Rehabilitation Technology, the Group increased its equity interest in NordiTube Technologies AB to 53% and that in Rib Loc Group Limited to 30.8%. In order to establish a stronger presence in European market, CPA acquired interests in KMG Kanal-Müller-Gruppe GmbH, a major contractor in Europe for trenchless pipe rehabilitation business. Although the Company need some time to introduce the trenchless pipe relining technology in the Mainland market, the market potential is very promising. With the launch of the tenders from the HKSAR Government in the near future, PPRHK may substantially increase its business volume in the coming years. The management is confident with the "No-Dig" pipe rehabilitation business not only in Hong Kong market, but also in those mature market such as Europe and Australia in the future.

Regarding the business in the environmental engineering division, the project at Tai Po Water Treatment Plant was completed in this year but will be finalised in 2005. During the period, the Division was awarded a contract for replacement of mechanical and electrical equipment in Tsuen Wan Raw Water Pumping Station and a contract for supply of equipment and material for Recycling Water Plant of Baotou, Mongolia, PRC.

Insurance and others

The growth in insurance business was held up in the period under review due to keen competition. However, the overall result was much better than that of same period last year. Turnover reached HK$85 million while the underwriting profit and investment income recorded HK$15.6 million and HK$14.6 million respectively during the period under review.

The logistics and warehousing business continued its steady trend in contributing income and generating cash to the Group. The Group has diversified its business through investment in printing business under the name of K2 Printing Company Limited, a 49% associated company. It provides a wide range of printing and digital printing of magazines, books, catalogues, posters and other commercial printed matters.

Property and Hotel Investment

The Group's luxury residential property in Shanghai, Chevalier Place, maintained an occupancy rate of over 80%. On the other hand, the property investments in Hong Kong and Singapore generated a steady rental of about HK$27 million during the period under review. However, the Group continues its conservative policy and has provided a sum of HK$42 million for the diminution in value of those properties.

The property division has been maintaining sizable management contracts from both the public and private residential, commercial and industrial buildings. The number of contracts continues to grow and the Group has already established an excellent reputation in the industry.

MANAGEMENT DISCUSSION AND ANALYSIS *(Continued)*

Property and Hotel Investment *(Continued)*

Although the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the first half of 2003 affected the hotel business in the Mainland, the overall results improved in the third quarter. The occupancy rates of Chevalier Hotels in Xinyang and Dongguan have shown a slight decrease whilst the four-star hotel in Jiujiang maintained at 70%, especially during the Golden Week of October, this year. The overall performance of the Rosedale on Robson Suite Hotel located at the centre of Vancouver's business district was stable during the period under review.

Motor Vehicles and other tradings

During the period, operating profit of the automobile business in Canada declined substantially because of the keen competition and the slow down in the auto industry. The turnover, however, maintained as compared with the same period last year.

The trading and distribution of food and grocery business in the West Coast of the US maintained after strong growth in the last two years. The Group is seeking to expand its existing business to other areas in North America.

IT business machines trading and servicing

During the period under review, the Computer and Business Machine Division has recorded a drop in the profit by 18% due to intense competition in PC products and the decline of consumption in both commercial sector and individual customers.

The first Chevalier Shop Digital Gallery in Causeway Bay was operating well. It is a brand new service concept for providing an outlet of digital solutions and IT products to the corporate and individual customers.

The performance of the Technical and Maintenance Service Division was badly affected by the fierce competition and the shrinkage in capital expenditure of commercial sector in the first half of the year.

Privatisation of Chevalier Singapore Holdings Limited ("CSHL")

On 25th April, 2003, the Company had privatised CSHL by offering S$0.38 in cash for every share of CSHL. On 5th June, 2003, the right of compulsory acquisition was exercised pursuant to the Companies Act of Singapore and thereafter CSHL officially became a wholly-owned subsidiary of the Company. CSHL was delisted from the Official List of Singapore Exchange Securities Trading Limited with effect from 11th June, 2003 and its name has changed to "Chevalier Singapore Holdings Pte. Ltd." with effect from 20th June, 2003. The existing business and operation of CSHL remain unchanged.

Consolidation of Shares

On 5th June, 2003, the shareholders at the special general meeting of the Company have approved the consolidation of every five existing issued and unissued shares of HK$0.25 each into one new share of HK$1.25 each in the share capital of the Company.

PROSPECTS

After years of sluggishness, the economic environment in the US has shown some signs of improvement with the third quarter GDP growth reached a record of 8.2%, the fastest pace in nearly 20 years. Business investment is beginning to show signs of life, corporate earnings are better than expected and consumers have continued to spend. In general, the upward momentum of the economy should be able to sustain in 2004.

In Hong Kong, the economy was hard hit by the outbreak of the SARS and has slumped into a recession with seasonally adjusted real GDP shrinking 3.7% in the second quarter of 2003. After the PRC government implemented a series of measures to bolster Hong Kong's economy, confidence has improved dramatically. The liquidity being brought into Hong Kong by an influx of Mainland tourists and other measures is believed to be substantial. The continued inflow of liquidity has definitely brought about the growth in money supply and expansion in direct investment. Latest data shows that the economy recovery in third quarter has gradually filtered into the labour market with unemployment edged down to 8% in October this year. In addition, the local consumer spending also recorded an increase of 2% and the investment spending has also improved. The overall business environment in Hong Kong has turned positive and such strong recovery is expected to follow through in 2004.

We believe that the worst is over for Hong Kong's economy. However, the Group remains cautious in adjusting its business strategy even though the first half year result is much better than that of last year. The management will continue its policy to oversee its resources, control its operating expenses and strengthen the existing business. With the commitment from both the management and the employees, the Board is optimistic on the Group's performance in the financial year 2003/04.

SUBSEQUENT EVENT

Proposed Privatisation of Chevalier Construction Holdings Limited ("CCHL")

On 31st October, 2003, the Company proposed to privatise CCHL, an associated company of the Company, by way of a scheme of arrangement under section 99 of the Bermuda Companies Act (the "Proposal") at the cancellation price of HK$0.25 per scheme share (the "Scheme Share(s)"). The making of the Proposal was duly approved by the Company's independent shareholders at the special general meeting of the Company on 5th December, 2003. Subject to the approval of the scheme shareholders in the Court Meeting and the special general meeting of CCHL which is expected to be held in January, 2004,, all the Scheme Shares will be cancelled and CCHL will become a wholly-owned subsidiary of the Company. CCHL will then apply to the Stock Exchange for the withdrawal of the listing of its shares.

FINANCIAL REVIEW

As at 30th September, 2003, the Group's total net assets amounted to approximately HK$2,334 million (HK$2,244 million as at 31st March, 2003).

As at 30th September, 2003, total debt to equity ratio was 56% (59.3% as at 31st March, 2003) and net debt to equity ratio was 14.5% (20% as at 31st March, 2003), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$2,334 million (HK$2,244 million as at 31st March, 2003).

FINANCIAL REVIEW *(Continued)*

As at 30th September, 2003, the Group's bank and other borrowings amounted to HK$1,306 million (HK$1,330 million as at 31st March, 2003) while cash and deposit at bank including pledged deposits amounted to approximately HK$969.1 million (HK$872.1 million as at 31st March, 2003) and net borrowings amounted to HK$333 million (HK$454 million as at 31st March, 2003). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$650 million are hedged to fixed rates through Interest Rate Swap Agreements (HK$400 million as at 31st March, 2003).

Finance costs for the period amounted to HK$33.6 million (HK$21.3 million for the same period last year).

The Company has provided guarantees in respect of loan facilities granted to subsidiaries, associate and jointly controlled entities amounting to HK$875 million (HK$879 million as at 31st March, 2003).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2003, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO, or which were required to be recorded in the register to be kept by the Company pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

(a) Interests in the Company — Shares

Name of Director	Number of ordinary shares Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	132,512,351*	—	—	132,512,351*	49.32
KUOK Hoi Sang	98,216	—	—	98,216	0.04
FUNG Pak Kwan	91,290	—	—	91,290	0.03
KAN Ka Hon	29,040	—	—	29,040	0.01
TAM Kwok Wing	169,015	—	32,473	201,488	0.07

* *Dr. Chow Yei Ching beneficiary owned 132,512,351 shares in the Company, representing approximately 49.32% of shares in the Company. These shares were same as those shares described in "Substantial Shareholders' Interests in Securities" below.*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

(Continued)

(b) Interests in Associated Corporations — Shares

Name of Director	Associated corporations	Number of ordinary shares				Approximate percentage of interest
		Personal interests	Corporate interests	Family interests	Total	(%)
CHOW Yei Ching	CiTL	6,815,854	86,994,933*	—	93,810,787	54.75
	CCHL	61,036,489	89,385,444*	—	150,421,933	60.41
KUOK Hoi Sang	CiTL	2,400,000	—	—	2,400,000	1.40
	CCHL	1,326,437	—	—	1,326,437	0.53
FUNG Pak Kwan	CiTL	2,580,000	—	—	2,580,000	1.50
KAN Ka Hon	CiTL	451,200	—	—	451,200	0.26
TAM Kwok Wing	CiTL	400,000	—	10,400	410,400	0.24
	CCHL	625,796	—	7,142	632,938	0.26

* *Dr. Chow had notified CiTL and CCHL that under the SFO, he was deemed to be interested in 86,994,933 shares in CiTL and 89,385,444 shares in CCHL, which were all held by the Company as Dr. Chow beneficially owned 132,512,351 shares in the Company, representing approximately 49.32% of shares in the Company.*

Save as disclosed above, so far as is known to the Directors and the chief executives of the Company, as at 30th September, 2003, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEMES

The Company and CiTL adopted share option schemes on 30th September, 1991 ("the Old CIHL Scheme and Old CiTL Scheme respectively"). These schemes have been expired on 29th September, 2001 and no further options may be granted under the Old CIHL Scheme and Old CiTL Scheme thereafter. Details of the outstanding options as at 30th September, 2003 which have been granted under the share option schemes of the Company and its associated corporation were as follows:

(a) Interests in the Company — Share Options

Name of Director	Date of grant	Period during which options are exercisable	Exercise price per option (HK$) (note)	Balance as at 1st April, 2003 (note)	Number of share options: Exercised during the period	Cancelled during the period	Lapsed during the period	Disposed of during the period (note)	Outstanding as at 30th September, 2003
CHOW Yei Ching	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,690,000	–	–	–	1,690,000	–
KUOK Hoi Sang	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
FUNG Pak Kwan	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
KAN Ka Hon	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–
WONG Kie Ngok, Alexander	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–
TAM Kwok Wing	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–

As at 30th September, 2003, the Directors disposed of their entire interests in the options granted to them under the Old CIHL Scheme.

(b) Interests in Associated Corporation — Share Options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option (HK$) (note)	Balance as at 1st April, 2003 (note)	Number of share options: Exercised during the period	Cancelled during the period	Lapsed during the period (note)	Outstanding as at 30th September, 2003
CHOW Yei Ching	CiTL	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,400,000	–	–	1,400,000	–
KUOK Hoi Sang	CiTL	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,000,000	–	–	1,000,000	–
FUNG Pak Kwan	CiTL	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,310,000	–	–	1,310,000	–
KAN Ka Hon	CiTL	17/12/1999	30/06/2000 – 29/06/2003	2.32	1,000,000	–	–	1,000,000	–

SHARE OPTION SCHEMES *(Continued)*

(b) Interests in Associated Corporation — Share Options *(Continued)*

As at 30th September, 2003, all the options under the Old CiTL Scheme had been lapsed on 29th June, 2003.

Note: The exercise price per option and the numbers of share options of the Company and CiTL subject to the Old CIHL Scheme and the Old CiTL Scheme respectively have been adjusted for the five into one share consolidation which became effective on 6th June, 2003.

A share option scheme of the Company ("the CIHL Scheme") was approved by the shareholders of the Company at the 2002 Annual General Meeting of the Company held on 20th September, 2002. Another share option scheme of CiTL ("the CiTL Scheme") was also approved by the shareholders of CiTL and the shareholders of the Company at their respective 2002 Annual General Meetings held on 20th September, 2002. The CIHL Scheme and the CiTL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"). As at 30th September, 2003, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CiTL Scheme.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2003, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Substantial Shareholder	Number of shares held	Approximate percentage of issued share capital *(%)*
CHOW Yei Ching	132,512,351	49.32
MIYAKAWA Michiko *(Note)*	132,512,351	49.32

Note : These shares were held by Dr. Chow. Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested under Part XV of the SFO.

Save as disclosed above, as at 30th September, 2003, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under section 336 of the SFO, or, were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and CiTL at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2003, the Group employed approximately 4,200 full time staff globally. Total staff costs amounted to HK$262 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs WONG Wang Fat, Andrew and CHOW Ming Kuen, Joseph, both the Independent Non-Executive Directors of the Company, met twice in the year. During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2003.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 1st April, 2003 to 30th September, 2003.

APPRECIATION

2003 has been a bumpy year for Hong Kong, during which the Group has been confronted with many challenges in both economic and social aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 18th December, 2003

website: http://www.chevalier.com

CHEVALIER

其士國際集團有限公司

(於百慕達註冊成立之有限公司)

二零零三至二零零四年度中期業績報告

簡明綜合收益表

截至二零零三年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零三年 *港幣千元*	 (重列) 二零零二年 *港幣千元*
營業額	*2*	**1,543,430**	1,630,444
銷售成本		**(1,273,066)**	(1,367,882)
毛利		**270,364**	262,562
其他收益		**47,080**	23,424
經銷成本		**(67,072)**	(95,893)
行政支出		**(42,918)**	(49,632)
其他經營支出		**(12,306)**	(12,010)
重估物業之虧損		**(42,164)**	(6,996)
經營溢利	*3*	**152,984**	121,455
財務費用		**(33,613)**	(21,250)
所佔聯營公司業績		**(3,273)**	(2,430)
所佔共同控制實體業績		**(18)**	(7,433)
除税前溢利		**116,080**	90,342
税項	*4*	**(28,693)**	(23,429)
未計少數股東權益前溢利		**87,387**	66,913
少數股東權益		**(12,202)**	(4,465)
期內溢利		**75,185**	62,448
中期股息	*5*	**27,571**	19,591
每股盈利	*6*		
基本		**28.3仙**	24.5仙
攤薄		**不適用**	24.4仙
每股中期股息		**10仙**	7.5仙

簡明綜合資產負債表
二零零三年九月三十日

	附註	未經審核 於二零零三年 九月三十日 港幣千元	經審核 於二零零三年 三月三十一日 港幣千元 (重列)
非流動資產			
投資物業		**334,529**	361,359
物業、廠房及設備	7	**1,109,947**	1,122,874
發展中物業		**7,830**	7,153
商譽		**—**	3,620
負商譽		**(1,044)**	—
無形資產		**8,567**	4,136
遞延税項資產		**25,716**	25,028
所佔聯營公司權益		**43,263**	67,038
所佔共同控制實體權益		**15,465**	15,465
證券投資		**26,538**	28,979
會所債券		**2,169**	1,619
		1,572,980	1,637,271
流動資產			
存貨		**225,819**	191,492
待售物業		**961,045**	993,089
應收帳款、存出按金及預付款項	8	**1,009,387**	991,672
聯營公司應收帳		**80,645**	4,125
就合約工程應向客戶收取之款項		**262,130**	280,719
證券投資		**542,507**	441,455
有抵押之存款		**85,518**	85,484
現金及銀行存款		**883,535**	786,660
		4,050,586	3,774,696
流動負債			
應付款項、存入按金及應付費用	9	**951,924**	824,454
未滿期保險費－一年內到期		**56,812**	135,386
未決保險索償		**270,963**	226,302
應付建築成本費用		**16,256**	21,567
聯營公司應付帳		**—**	78
就合約工程應向客戶支付之款項		**155,565**	120,640
應付票據		**7,372**	43,781
融資性租賃之債務		**2,106**	1,891
遞延服務性收益		**20,018**	21,209
課税準備		**53,240**	35,299
銀行貸款及透支		**530,315**	891,454
		2,064,571	2,322,061

簡明綜合資產負債表 *(續)*

二零零三年九月三十日

	附註	**未經審核 於二零零三年 九月三十日 港幣千元**	經審核 於二零零三年 三月三十一日 港幣千元 (重列)
流動資產淨值		**1,986,015**	1,452,635
總資產減流動負債		**3,558,995**	3,089,906
非流動負債			
銀行貸款		**771,713**	434,664
未滿期保險費－超逾一年		**132,562**	91,166
融資性租賃之債務		**2,081**	2,281
遞延税項負債		**35,132**	34,864
		941,488	562,975
少數股東權益		**283,388**	282,658
淨資產		**2,334,119**	2,244,273
股本及儲備			
股本		**335,845**	327,308
儲備		**1,998,274**	1,916,965
股東資金		**2,334,119**	2,244,273

簡明綜合權益變動表

截至二零零三年九月三十日

	股本	股本溢價	資本儲備	資本贖回儲備	物業重估儲備 自用物業	外匯兌換浮動儲備	股息儲備	溢利保留	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零三年四月一日之結存	327,308	387,677	269,293	7,526	60,711	(9,736)	26,185	1,183,658	2,252,622
採納會計實務準則第12號(經修訂)之調整	—	—	—	—	(9,319)	205	—	765	(8,349)
	327,308	387,677	269,293	7,526	51,392	(9,531)	26,185	1,184,423	2,244,273
發行新股	8,537	8,129	—	—	—	—	—	—	16,666
股份發行之費用	—	(10)	—	—	—	—	—	—	(10)
因出售附屬公司從資本儲備中轉往收益表之調整	—	—	(7)	—	—	—	—	—	(7)
物業重估之虧損	—	—	—	—	(1,553)	—	—	—	(1,553)
伸算海外附屬公司財務報告所產生之兌換差額	—	—	—	—	—	249	—	—	249
本期之溢利	—	—	—	—	—	—	—	75,185	75,185
股息	—	—	—	—	—	—	27,571	(28,255)	(684)
二零零三年九月三十日之結存	335,845	395,796	269,286	7,526	49,839	(9,282)	53,756	1,231,353	2,334,119

簡明綜合權益變動表 *(續)*

	股本	股本溢價	資本儲備	資本贖回儲備	物業重估儲備 投資物業	物業重估儲備 自用物業	外匯兌換浮動儲備	股息儲備	溢利保留	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零二年四月一日之結存	318,778	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	2,227,655
採納會計實務準則第12號(經修訂)之調整	—	—	—	—	(12,702)	(12,928)	—	—	6,774	(18,856)
	318,778	381,285	269,293	7,526	2,967	100,331	(24,805)	19,127	1,134,297	2,208,799
物業重估之虧損	—	—	—	—	(2,967)	(1,464)	—	—	—	(4,431)
收購附屬公司所產生之外幣兌換損失	—	—	—	—	—	—	(37)	—	—	(37)
伸算海外附屬公司財務報告所產生之兌換差額	—	—	—	—	—	—	12,628	—	—	12,628
本期之溢利	—	—	—	—	—	—	—	—	62,448	62,448
股息	—	—	—	—	—	—	—	19,591	(19,591)	—
二零零二年九月三十日之結存	318,778	381,285	269,293	7,526	—	98,867	(12,214)	38,718	1,177,154	2,279,407

簡明綜合現金流動表

截至二零零三年九月三十日

	未經審核	
	截至九月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
經營業務之現金注入淨額	**200,431**	51,524
投資業務支出之現金淨額	**(64,401)**	(28,505)
融資業務之現金(支出)注入淨額	**(25,501)**	85,256
現金及等同現金淨額之增加	**110,529**	108,275
期初之現金及等同現金結存	**764,486**	680,447
匯率變動之影響	**3,004**	6,205
期末之現金及等同現金結存	**878,019**	794,927
現金及等同現金結餘之分析		
現金及銀行存款	**883,535**	801,897
銀行透支	**(5,516)**	(6,970)
	878,019	794,927

簡明財務報告附註

截至二零零三年九月三十日止六個月

1. 主要會計政策

此中期簡明財務報表乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」(會計實務準則第25號) 之規定編製。

此中期簡明財務報表所採納之會計政策乃與本集團截至二零零三年三月三十一日止已審核之財務報表中所載之主要會計政策相符，惟於編製本期之簡明財務報表已採納了由香港會計師公會所頒佈於二零零三年一月一日或以後開始生效之會計期間之會計實務準則第12條 (經修訂)「所得税」除外。

實施會計實務準則第12條 (經修訂) 之影響主要與遞延税項有關。以往會計期間，遞延税項乃按「損益表負債法」作出部份撥備，即除預期不會於可見將來回撥之時差外，所產生之時差均會確認為負債。會計實務準則第12條 (經修訂) 要求採用「資產負債表負債法」，即就財務報告表中資產及負債之帳面值與計算應課税溢利所用相應税基間之所有暫時差異 (除極少數情況例外) 確認作遞延税項。基於會計實務準則第12條 (經修訂) 並無任何特定過渡安排之規定，新會計政策以追溯方式應用。前期間之比較數額已相應地重新呈列。

2. 營業額

本集團營業額及盈利貢獻／(虧損) 以業務區劃及營業額以地區區劃之分析如下：

(甲) 業務區劃

截至二零零三年九月三十日止

	持續營運					終止營運	
	建築服務及機械工程 *港幣千元*	汽車及其他貿易 *港幣千元*	物業及酒店管理 *港幣千元*	資訊科技和商業機器服務及零售 *港幣千元*	保險業務及其他 *港幣千元*	通訊服務及一般商品零售 *港幣千元*	總額 *港幣千元*
營業額							
總營業額	760,428	210,000	142,069	262,473	206,490	917	1,582,377
分類之間營業額	(106)	(10)	(19,392)	(558)	(18,850)	(31)	(38,947)
對外銷售	760,322	209,990	122,677	261,915	187,640	886	1,543,430
業績							
分類業績	88,854	2,415	37,618	3,290	43,081	577	175,835
不予分類之費用							(1,053)
利息收入							19,920
股息收入							446
重估物業之虧損	—	—	(42,164)	—	—	—	(42,164)
經營溢利							152,984
財務費用							(33,613)
所佔聯營公司業績	(1,126)	—	—	(235)	(1,912)	—	(3,273)
所佔共同控制實體業績	2	—	(20)	—	—	—	(18)
除税前溢利							116,080
税項							(28,693)
未計少數股東權益前溢利							87,387
少數股東權益							(12,202)
期內溢利							75,185

簡明財務報告附註*(續)*

2. 營業額*(續)*

(甲) 業務區劃(續)

截至二零零二年九月三十日止六個月

	持續營運					終止營運	
	建築服務及機械工程	汽車及其他貿易	物業及酒店營運	資訊科技和商業機器服務及零售	保險業務及其他	通訊服務及一般商品零售	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額							
營業總額	752,822	222,806	139,134	282,171	222,816	59,928	1,679,677
分類之間營業額	(120)	—	(23,067)	(1,950)	(23,868)	(228)	(49,233)
對外營業額	752,702	222,806	116,067	280,221	198,948	59,700	1,630,444
業績							
分類業績	55,702	6,003	39,122	6,999	20,181	(10,673)	117,334
不予分類之費用							(1,719)
利息收入							12,742
股息收入							94
重估物業之虧損		—	(6,996)	—	—	—	(6,996)
經營溢利							121,455
利息支出							(21,250)
所佔聯營公司業績	(1,522)	—	45	1,862	(2,815)	—	(2,430)
所佔共同控制體業績	(7,409)	—	(24)	—	—	—	(7,433)
除稅前溢利							90,342
稅項							(23,429)
未計少數股東權益前溢利							66,913
少數股東權益							(4,465)
其內溢利							62,448

簡明財務報告附註 *(續)*

2. 營業額 *(續)*

(乙) 以地區區劃

	截至九月三十日止六個月 營業額	
	二零零三年 *港幣百萬元*	二零零二年 *港幣百萬元*
香港	**1,039**	1,131
中華人民共和國	**83**	117
新加坡	**92**	86
泰國	**59**	57
加拿大	**171**	188
美國	**50**	45
歐洲	**29**	—
阿拉伯聯合酋長國	**14**	—
其他	**6**	6
	1,543	1,630

3. 經營溢利

	截至九月三十日止六個月	
	二零零三年 *港幣千元*	二零零二年 *港幣千元*
經營溢利已扣除下列各項目：		
售出存貨之成本	**430,132**	480,616
物業、廠房及設備之折舊	**29,316**	29,171
包括董事酬金之員工開支	**262,399**	258,226
減：撥作施工中工程之成本	**(15,167)**	(11,436)
	247,232	246,790
營業性租賃費用之支出：		
樓宇	**6,859**	17,248
機器及設備	**502**	328

簡明財務報告附註（續）

4. 稅項

	截至九月三十日止六個月	
		(重列)
	二零零三年	二零零二年
	港幣千元	*港幣千元*
本公司及附屬公司		
香港	**24,849**	14,407
海外	**4,624**	10,346
遞延稅項	**(1,292)**	(1,674)
聯營公司		
香港	**520**	350
海外	**(8)**	—
	28,693	23,429

香港利得稅準備乃根據本集團各公司期內估計應課稅之溢利按稅率17.5%（二零零二年：16%）計算。海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

遞延稅項按會計實務準則第12條（經修訂）「所得稅」之會計原則變更而作出追溯及比較數字已重新編列。

5. 中期股息

	截至九月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
中期股息		
每股港幣10仙予275,708,398（二零零二年：每股港幣7.5仙予261,215,792股）	**27,571**	19,591

6. 每股盈利

基本及攤薄之每股盈利乃按以下數據計算：

	截至九月三十日止六個月	
		(重列)
	二零零三年	二零零二年
	港幣千元	*港幣千元*
就計算基本及攤薄每股盈利之溢利	**75,185**	62,448

簡明財務報告附註 *(續)*

6. 每股盈利 *(續)*

	普通股數目	普通股數目
	千股	*千股*
		(重列)
就計算基本每股盈利之普通股股份加權平均股數	**265,392**	255,022
潛在可攤薄普通股股份之影響：		
認購股權 *(附註)*	**—**	703
就計算攤薄每股盈利之普通股股份加權平均股數	**265,392**	255,725

每股盈利之計算乃根據期內盈利港幣75,185,000元(二零零二年：港幣62,448,000元)及本公司於本期間經普通股份合併之普通股加權平均股數265,392,000(二零零二年：255,022,000)股計算。

本公司之股份認購股權已於二零零三年六月到期，故於截至二零零三年九月三十日止之帳目內，並未有列出每股攤薄盈利。

附註： 在計算攤薄每股盈利時，由於某些股權行使價高於期內之每股平均市值，故並不假設其尚未行使之認購股權將獲行使。

7. 物業、廠房及設備

截至二零零三年九月三十日止六個月，本集團購買及出售物業、廠房及設備分別為港幣11,771,000元及港幣12,205,000元。

8. 應收帳款、存出按金及預付款項

應收貨款之帳齡分析如下：

	於二零零三年九月三十日	於二零零三年三月三十一日
	港幣千元	*港幣千元*
0 － 60天	**604,165**	628,833
61 － 90天	**26,310**	28,492
逾90天	**42,587**	31,474
總計	**673,062**	688,799

簡明財務報告附註 *(續)*

9. 應付款項、存入按金及應付費用

應付貨款之帳齡分析如下：

	於二零零三年九月三十日 *港幣千元*	於二零零三年三月三十一日 *港幣千元*
0 － 60天	**108,636**	134,560
61 － 90	**6,898**	8,825
逾90天	**67,783**	73,272
總計	**183,317**	216,657

10. 股本

		股數	**票面值** *港幣千元*
法定			
於二零零三年四月一日		1,700,000,000	425,000
股份整合	*附註*	(1,360,000,000)	—
增加		200,000,000	250,000
於二零零三年九月三十日		540,000,000	675,000
已發行及繳足股本			
於二零零三年四月一日		1,309,231,865	327,308
股份整合	*附註*	(1,047,385,492)	—
就行使購股權發行股份		6,830,000	8,537
於二零零三年九月三十日		268,676,373	335,845

附註： 於二零零三年六月五日，本公司在一特別股東會通過一特別決議，每五股已發出及未發出每股面值港幣0.25元的普通股整合為一股每股面值港幣1.25元的普通股。

簡明財務報告附註*(續)*

11. 或然負債

於二零零三年九月三十日，本集團尚未清結之資本承擔及或然負債如下：

(甲) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，本公司或然負債為對銀行提供擔保約共港幣257,200,000元（二零零三年三月三十一日：港幣303,700,000元）。

(乙) 本公司對附屬公司、聯營公司及共同控制實體作出被動用銀行信貸服務及履行合約擔保分別為港幣874,852,000元（二零零三年三月三十日：港幣878,615,000元）及港幣384,641,000元（二零零三年三月三十一日：港幣419,835,000元）。

(丙) 本集團對附屬公司及共同控制實體以分期付款方式購買設備而作出之擔保所引致之或然負債為港幣2,542,000元（二零零三年三月三十一日：港幣3,349,000元）。

12. 營業性租賃

本集團作為承租人

本集團根據不可撤銷之經營租賃而須於未來支付之最低租賃金額如下：

	於二零零三年九月三十日 港幣千元	於二零零三年三月三十一日 港幣千元
租約屆滿期：		
一年內	**2,659**	4,993
二至五年內	**819**	438
	3,478	5,431

租約之商討及租金之訂定平均期限為兩年。

本集團作為出租人

本集團根據不可撤銷之經營租賃而將於未來應收之最低租賃金額如下：

	於二零零三年九月三十日 港幣千元	於二零零三年三月三十一日 港幣千元
租約屆滿期：		
一年內	**39,836**	48,869
二至五年內	**13,633**	21,438
	53,469	70,307

出租年期為一至六年。

13. 比較數字

為符合本期內財務報表之呈列方式，若干比較數字已作出調整。

中期股息

董事會議決派發截至二零零三年九月三十日止六個月之中期股息每股港幣十仙(二零零二年(重列):港幣七點五仙)予在二零零四年一月十六日星期五名列於本公司股東名冊內之股東。

董事會並議決中期股息將於二零零四年二月二十四日星期二以現金支付,而股東可選擇收取本公司每股面值港幣一點二五元之股份(「新股份」)以代替彼等獲得之部份或全部現金股息(「以股代息計劃」)。獲配發新股份的數目乃參照由二零零四年一月十二日星期一至二零零四年一月十六日星期五止五個連續交易日在香港聯合交易所有限公司(「聯交所」)之每股平均收市價,再經折讓百分之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二零零四年二月二日星期一呈遞各股東。以股代息計劃須待聯交所就將擬發行之新股份上市及買賣作出批准,方可作實。

暫停股份過戶登記

本公司將於二零零四年一月十二日星期一至二零零四年一月十六日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息,持有本公司股份人士,請於二零零四年一月九日星期五下午四時前,將所有股份過戶文件連同有關股票,送達本公司之香港股份過戶登記分處標準証券登記有限公司,地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下,以便辦理過戶登記手續。

管理層討論及分析

截至二零零三年九月三十日止六個月,縱然本集團之營業額由港幣十六億元輕微回落至港幣十五億元,本集團的股東應佔溢利錄得顯著改善。期內溢利則由二零零二年港幣六千二百五十萬元增至港幣七千五百二十萬元,增長百份之二十。本集團業績理想見證了管理層的成功策略及員工的努力不懈,抵禦了本港過去幾年的經濟危機,並提升股東的價值。本集團大部份業務都有顯著增長,特別是建築服務及機械工程、保險及冷藏倉庫等業務。其士科技控股有限公司(「其士科技」)(集團佔百份之五十點八股份的附屬公司)於實施了一連串的結構重組後,其業績亦同樣取得進展。

建築服務及機械工程

儘管面對艱困的營商環境,升降機及電扶梯部門之營業額及溢利繼續保持穩定增長。自於澳洲成立技術支援及完成多項主要合約後,玻璃幕牆部門於業界成功確立其領導地位,為基建及建築合約提供先進的技術方案。在加強項目管理及監控系統後,機電工程部門的表現亦得以改善。

管理層討論及分析 *(續)*

建築服務及機械工程 *(續)*

二零零三年，Preussag Pipe Rehabilitation Hong Kong Limited ("PPRHK")獲得多項公營及私營機構合約，例如香港房屋委員會斜坡排水渠工程、香港機場管理局污水系統工程及渠務署水管工程。其士普魯斯(亞洲)集團有限公司(「其士普魯斯」)於二零零三年十月成功完成於中國南京的試驗工程。此外，於新加坡亦完成四十公里及於中東阿拉伯聯合酋長國完成四點三公里工程。為加強免挖掘管道翻新技術之雄厚根基，本集團增加在NordiTube Technologies AB 之權益至百分之五十三及Rib Loc Group Limited之權益至百份之三十點八。為了擴大歐洲市場，其士普魯斯更入股於KMG Kanal-Müller-Gruppe GmbH (歐洲一主要免挖掘管道翻新承建商)。雖然進入中國內地市場仍需一段時間，但於中國發展該業務實具龐大潛力。隨著香港特區政府批出投標合約，PPRHK冀能增加其來年的營業額。管理層對免挖掘管道翻新業務不只在香港市場，並在歐洲及澳洲等成熟市場的發展抱有信心。

至於環保工程部門，大埔自來水處理廠之項目於今年完工，預算將於二零零五年最後完成。期內，部門獲得一份荃灣原水泵房翻新及更換機電設備合約及一份在中國內蒙古自治區包頭市回用水處理設施設備及材料採購合約。

保險及其他業務

回顧期內，保險業務增長因競爭劇烈而有所放緩。但整體的收益較去年同期有所改善，營業額達港幣八千五百萬元。回顧期內，保險業的承保利潤及投資收入分別為港幣一千五百六十萬元及港幣一千四百六十萬元。

物流及倉儲業務繼續保持穩定收入及為本集團帶來現金收益。本集團繼續其多元化策略投資一間印刷公司，該公司名為倍佳印務有限公司，集團佔該聯營公司百份之四十九權益。其業務包括平張印刷及數碼印刷，產品包括雜誌、書籍、產品目錄、海報及其他商業印刷品。

物業及酒店投資

本集團位於上海之豪華住宅物業 — 亦園的入住率維持逾百份之八十水平。另一方面，期內香港及新加坡的物業投資保持穩定的租金收入約港幣二千七百萬元。然而本集團繼續採取保守政策，以港幣四千二百萬元作為這些投資物業的減值撥備。

物業部門仍持有多個大型私人及公營屋苑、商業大廈及工業大廈的管理合約。其管理合約與日俱增，並於業界建立了良好的聲譽。

管理層討論及分析 *(續)*

物業及酒店投資 *(續)*

雖然本集團於中國內地之酒店業務在二零零三年上半年受到非典型肺炎爆發之影響，然而整體業務於第三季得以改善。位於信陽及東莞兩間其士大酒店之入住率稍為減少；位於九江之四星級酒店的入住率為百分之七十，尤以今年十月黃金週為佳。回顧期內，位於加拿大溫哥華商業區中心之玫瑰花園酒店之整體表現保持平穩。

汽車及其他貿易

期內由於激烈競爭及汽車市場放緩，加拿大汽車業務之經營溢利大幅減少。但與去年同期相比，營業額仍保持平穩。

美國西岸的食品及雜貨貿易和分銷業務的表現於過去兩年強勁增長後仍保持平穩。本集團銳意將業務擴展至其他北美地方。

資訊科技及商業機器服務

期內，由於電腦產品競爭劇烈，商業及個人客戶對電腦產品的消費減少，電腦及商業機器部門之溢利下跌百份之十八。

在銅鑼灣開設的首間其士店數碼廊運作良好，該店以嶄新服務概念經營，旨在透過提供各類型數碼方案及資訊科技產品，迎合企業及個人客戶的需求。

技術及保養服務部門的表現受到激烈的競爭及在本年度上半年商界緊縮資本開支的嚴重打擊。

其士新加坡控股有限公司(「其士新加坡」)之私有化項目

於二零零三年四月二十五日，本公司以每股現金坡幣0.38元將其士新加坡私有化。二零零三年六月五日，根據新加坡公司條例行使強制性收購的權利後，其士新加坡正式成為本公司之全資附屬公司。其士新加坡於二零零三年六月十一日於新加坡股票交易所之官方名冊上除牌，並於二零零三年六月二十日易名為「其士新加坡控股私人有限公司」。其士新加坡之現有業務及運作均維持不變。

股份合併

股份合併於二零零三年六月五日在本公司舉行之股東特別大會上獲股東批准，以每五股本公司股份每股面值港幣0.25元之現有已發行及尚未發行股份合併為一股每股面值港幣1.25元之新股。

展望

經過持續數年的經濟不景後，美國於第三季經濟環境有復甦的跡象。本地生產總值增長達百份之八點二，為近二十年來最快的增長速度。商業投資開始蓬勃，企業收益比預期良好，消費者亦繼續消費。概而論之，經濟增長望能持續至二零零四年。

香港方面，由於受到非典型肺炎疫潮之沖擊以至經濟陷入衰退，二零零三年第二季的實質本地生產總值受季度調整後縮減百份之三點七。但自中央政府實施一系列措施刺激香港經濟後，經濟信心大為提升。大量內地遊客的湧入加上其他措施，為本港帶來的流動資金相信非常龐大。持續的資金流入無疑會令貨幣供應增加並使直接投資得以拓展。根據最新的數據顯示，第三季經濟復甦已逐漸使勞動市場得以改善，令今年十月失業率降至百份之八。此外，本地消費指數亦錄得百份之二的增長，而投資額亦同樣有所改善。香港的整體經濟環境已轉為正面，預期二零零四年的復甦步伐將有更大的進展。

本集團深信香港最差的經濟環境已成過去。縱然在上半年度本集團的業績比去年同期為佳，但仍繼續保持審慎態度調較業務發展策略。本集團管理層貫徹現有措施以管理資源、控制營運成本開支及加強現有業務。憑藉專業之管理層及勤奮之員工，董事會對本集團於二零零三／零四財政年度的表現抱樂觀態度。

期後事項

其士建築集團有限公司(「其士建築」)私有化項目之建議

於二零零三年十月三十一日，本公司建議以協議安排方式(根據百慕達公司法第99條)將本公司聯營公司其士建築進行私有化「該建議」，註銷價為每股計劃股份港幣0.25元「計劃股份」。該建議已於二零零三年十二月五日在本公司股東特別大會上獲得本公司獨立股東批准。待於二零零四年一月召開之其士建築法院會議及股東特別大會獲得計劃股東之批准後，所有計劃股份將予註銷，其士建築將成為本公司旗下之全資附屬公司，隨後其士建築將向聯交所申請撤銷其股份之上市地位。

財務評述

於二零零三年九月三十日，本集團之總資產淨值約為港幣2,334,000,000元(二零零三年三月三十一日：港幣2,244,000,000元)。

於二零零三年九月三十日，總債務與資本比率為56%(二零零三年三月三十一日：59.3%)及淨債務與資本比率為14.5%(二零零三年三月三十一日：20%)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣2,334,000,000元(二零零三年三月三十一日：港幣2,244,000,000元)而得出之百分比。

財務評述 *(續)*

於二零零三年九月三十日，本集團之銀行及其他借貸為港幣1,306,000,000元(二零零三年三月三十一日：港幣1,330,000,000元)。現金及銀行結存(包括抵押存款)為港幣969,100,000元(二零零三年三月三十一日：港幣872,100,000元)，而借貸淨額為港幣333,000,000元(二零零三年三月三十一日：港幣454,000,000元)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在該等浮息貸款中，約港幣650,000,000元乃透過對冲掉期息率之固定息率計算(二零零三年三月三十一日：港幣400,000,000元)。

期內，財務費用為港幣33,600,000元(去年同期：港幣21,300,000元)。

本公司提供公司擔保總值港幣875,000,000元(二零零三年三月三十一日：港幣879,000,000元)，作為授予附屬公司、聯營公司及共同控制實體之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出頻密之審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

董事及主要行政人員之證券權益

於二零零三年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲)本公司權益－股份

	普通股股份數目				權益概約
董事名稱	個人權益	公司權益	家族權益	總數	百分比
					(%)
周亦卿	132,512,351*	—	—	132,512,351*	49.32
郭海生	98,216	—	—	98,216	0.04
馮伯坤	91,290	—	—	91,290	0.03
簡嘉翰	29,040	—	—	29,040	0.01
譚國榮	169,015	—	32,473	201,488	0.07

* *周亦卿博士實益持有132,512,351股本公司股份，佔本公司股份約49.32%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

董事及主要行政人員之證券權益 *(續)*

(乙) 相聯公司權益－股份

董事名稱	相聯公司	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	其士科技	6,815,854	86,994,933*	—	93,810,787	54.75
	其士建築	61,036,489	89,385,444*	—	150,421,933	60.41
郭海生	其士科技	2,400,000	—	—	2,400,000	1.40
	其士建築	1,326,437	—	—	1,326,437	0.53
馮伯坤	其士科技	2,580,000	—	—	2,580,000	1.50
簡嘉翰	其士科技	451,200	—	—	451,200	0.26
譚國榮	其士科技	400,000	—	10,400	410,400	0.24
	其士建築	625,796	—	7,142	632,938	0.26

* *周博士實益持有132,512,351股本公司股份，佔本公司股份約49.32%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份86,994,933股及其士建築股份89,385,444股之權益，周博士並已就此向其士科技及其士建築作出知會。*

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零三年九月三十日概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

本公司及其士科技於一九九一年九月三十日採納購股權計劃（分別稱「其士國際舊計劃」及「其士科技舊計劃」）。該等計劃已於二零零一年九月二十九日屆滿，此後亦無再根據其士國際舊計劃及其士科技舊計劃授出其他購股權。於二零零三年九月三十日，根據本公司及其相聯公司之購股權計劃授出而未行使之購股權詳情如下：

(甲) 本公司權益 － 購股權

董事名稱	授出日期	行使購股權之期限	每股行使價 (港元) (附註)	於二零零三年四月一日持有 (附註)	購股權數目 於期內行使	於期內註銷	於期內失效	於期內出售 (附註)	於二零零三年九月三十日持有
周亦卿	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,690,000	—	—	—	1,690,000	—
郭海生	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,070,000	—	—	—	1,070,000	—
馮伯坤	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,070,000	—	—	—	1,070,000	—
簡嘉翰	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,000,000	—	—	—	1,000,000	—
黃奇岳	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,000,000	—	—	—	1,000,000	—
譚國榮	17/12/1999	30/06/2000 — 29/06/2003	2.44	1,000,000	—	—	—	1,000,000	—

於二零零三年九月三十日，董事已全數出售彼等於根據其士國際舊計劃授出之購股權計劃之權益。

(乙) 相聯公司權益－購股權

董事名稱	相聯公司	授出日期	行使購股權之期限	每股行使價 (港元) (附註)	於二零零三年四月一日持有 (附註)	購股權數目 於期內行使	於期內註銷	於期內失效 (附註)	於二零零三年九月三十日持有
周亦卿	其士科技	17/12/1999	30/06/2000 — 29/06/2003	2.32	1,400,000	—	—	1,400,000	—
郭海生	其士科技	17/12/1999	30/06/2000 — 29/06/2003	2.32	1,000,000	—	—	1,000,000	—
馮伯坤	其士科技	17/12/1999	30/06/2000 — 29/06/2003	2.32	1,310,000	—	—	1,310,000	—
簡嘉翰	其士科技	17/12/1999	30/06/2000 — 29/06/2003	2.32	1,000,000	—	—	1,000,000	—

購股權計劃 *(續)*

(乙)相聯公司權益－購股權 *(續)*

於二零零三年九月三十日，根據其士科技舊計劃所有購股權均已於二零零三年六月二十九日屆滿。

附註：其士國際舊計劃及其士科技舊計劃所涉及之每股行使價、本公司購股權及其士科技購股權數目已就二零零三年六月六日生效之五合一股份合併作出調整。

本公司股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上批准本公司一項購股權計劃(「其士國際計劃」)。本公司股東及其士科技股東於二零零二年九月二十日在各自舉行之二零零二年度股東週年大會上批准另一項購股權計劃(「其士科技計劃」)。其士國際計劃及其士科技計劃完全符合聯交所證券上市規則(「上市規則」)第十七章之規定。於二零零三年九月三十日，並無購股權根據其士國際計劃及其士科技計劃而授出、行使、註銷或失效。

主要股東之證券權益

於二零零三年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	**持股數量**	**佔已發行股本概約百分比** *(%)*
周亦卿	132,512,351	49.32
宮川美智子 *(附註)*	132,512,351	49.32

附註：該等股份由周博士持有。根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等股份。

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零三年九月三十日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份或債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃外，於期內任何時間，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

僱員及薪酬制度

於二零零三年九月三十日，本集團全球僱用約4,200名全職員工。期內之員工總開支為港幣262,000,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃。

審核委員會

審核委員會按上市規則之規定成立，並於年內舉行兩次會議，成員包括本公司兩位獨立非執行董事黃宏發先生及周明權博士。審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論核數、內部監管及財務申報等事項，其中包括審閱未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零三年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

董事會認為本公司於二零零三年四月一日至二零零三年九月三十日期間均遵守上市規則附錄十四所載之最佳應用守則的指引。

致謝

二零零三年為香港經濟困難的一年，本集團因而面對經濟及社會方面所帶來的重重挑戰。本人謹藉此機會，代表董事會對全體員工的努力，令本集團安然渡過時艱，深表謝意。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零三年十二月十八日

網址：http://www.chevalier.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


CHEVALIER


CHEVALIER

Chevalier International Holdings Limited
(incorporated in Bermuda with limited liability)

Chevalier Construction Holdings Limited
(incorporated in Bermuda with limited liability)

RESULT OF SPECIAL GENERAL MEETING OF CHEVALIER INTERNATIONAL HOLDINGS LIMITED

The making of the Proposal by CIHL to privatise CCHL was duly approved by CIHL Independent Shareholders at the special general meeting of CIHL held today.

The making of the Proposal has become unconditional and the Scheme Document will be despatched to CCHL Shareholders on or before 24th December, 2003.

Reference is made to the announcements jointly made by CIHL and CCHL dated 31st October, 2003 and 19th November, 2003 and a circular issued by CIHL dated 19th November, 2003 (the "Circular"). Capitalised terms used in this announcement shall have the same meanings as defined in the Circular unless stated herein otherwise.

At the special general meeting of CIHL held today, a total of 27,553,855 CIHL Shares (amounting to approximately 9.99% of the issued share capital of the CIHL and approximately 22.30% of the CIHL Shares held by CIHL Independent Shareholders) were voted (by way of a poll) either in person or by proxy. CIHL Independent Shareholders, representing 27,539,055 CIHL Shares (amounting to approximately 99.95% of the CIHL Shares voted and approximately 22.29 % of the CIHL Shares held by all the CIHL Independent Shareholders), voted in favour of the Proposal and CIHL Independent Shareholders, representing 14,800 CIHL Shares (amounting to approximately 0.05% of the CIHL Shares voted and approximately 0.01% of the CIHL Shares held by all the CIHL Independent Shareholders), voted against the Proposal.

As the ordinary resolution in respect of the Proposal has been duly approved by the CIHL Independent Shareholders at the special general meeting of CIHL, the making of the Proposal has become unconditional. The Scheme Document will be despatched to CCHL Shareholders on or before 24th December, 2003.

By order of the board of directors of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By order of the board of directors of
Chevalier Construction Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 5th December, 2003

The CIHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The CCHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

(page 1)


CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2003

	Notes	Unaudited Six months ended 30th September, 2003 HK$'000	2002 (Restated) HK$'000
Turnover	2	1,543,430	1,630,444
Cost of sales		(1,273,066)	(1,367,882)
Gross profit		270,364	262,562
Other revenue		47,080	23,424
Distribution costs		(67,072)	(95,893)
Administrative expenses		(42,918)	(49,632)
Other operating expenses		(12,306)	(12,010)
Deficit on revaluation of properties		(42,164)	(6,996)
Profit from operations	3	152,984	121,455
Finance costs		(33,613)	(21,250)
Share of results of associates		(3,273)	(2,430)
Share of results of jointly controlled entities		(18)	(7,433)
Profit before taxation		116,080	90,342
Taxation	4	(28,693)	(23,429)
Profit before minority interests		87,387	66,913
Minority interests		(12,202)	(4,465)
Profit for the period		75,185	62,448
Interim dividend		27,571	19,591
Earnings per share	5		
Basic		28.3 cents	24.5 cents
Diluted		N.A.	24.4 cents
Interim dividend per share		10 cents	7.5 cents

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2003

1. Significant accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted in these condensed consolidated interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the audited financial statements of the Group for the year ended 31st March, 2003, except that the Group has adopted the SSAP 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January 2003.

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for previous periods have been restated accordingly.

2. Turnover

An analysis of the Group's turnover and contribution to operating profit/(loss) by business segments and turnover by geographical segments are as follows:

(a) By business segment

For the six months ended 30th September, 2003

	Continuing: Building services and engineering HK$000	Continuing: Motor vehicle and other trading HK$000	Continuing: Property and hotel HK$000	Continuing: IT and business machines trading and servicing HK$000	Continuing: Insurance business and others HK$000	Discontinued: Telecommunication services and general merchandise HK$000	Group Total by segment HK$000
Turnover							
Total Turnover	764,428	210,008	142,069	262,473	206,490	917	1,582,377
Inter-segment sales	(106)	(10)	(19,392)	(558)	(18,850)	(31)	(38,947)
External Sales	764,322	209,998	122,677	261,915	187,640	886	1,543,430
Results							
Segment Results	88,854	2,415	37,618	3,290	43,081	577	175,835
Unallocated corporate expenses							(1,053)
Interest income							19,920
Dividend income							446
Deficit on revaluation of properties	–	–	(42,164)	–	–	–	(42,164)
Profit from operations							152,984
Interest expenses							(33,613)
Share of results of associates	(1,126)	–	–	(235)	(1,912)	–	(3,273)
Share of results of jointly controlled entities	2	–	(20)	–	–	–	(18)
Profit before taxation							116,080
Taxation							(28,693)
Profit before minority interests							87,387
Minority interests							(12,202)
Net profit for the period							75,185

For the six months ended 30th September, 2002

	Continuing: Building services and engineering HK$000	Continuing: Motor vehicle and other trading HK$000	Continuing: Property and hotel HK$000	Continuing: IT and business machines trading and servicing HK$000	Continuing: Insurance business and others HK$000	Discontinued: Telecommunication services and general merchandise HK$000	Group Total by segment HK$000
Turnover							
Total Turnover	752,822	222,806	139,134	282,171	222,816	59,928	1,679,677
Inter-segment sales	(120)	–	(23,067)	(1,950)	(23,868)	(228)	(49,233)
External Sales	752,702	222,806	116,067	280,221	198,948	59,700	1,630,444
Results							
Segment Results	55,702	6,003	39,122	6,999	20,181	(10,673)	117,334
Unallocated Corporate expenses							(1,719)
Interest income							12,742
Dividend income							94
Deficit on revaluation of properties	–	–	(6,996)	–	–	–	(6,996)
Profit from operations							121,455
Interest expenses							(21,250)
Share of results of associates	(1,522)	–	45	1,362	(2,315)	–	(2,430)
Share of results of jointly controlled entities	(7,409)	–	(24)	–	–	–	(7,433)
Profit before taxation							90,342
Taxation							(23,429)
Profit before minority interests							66,913
Minority interests							(4,465)
Net profit for the period							62,448

(b) By geographical segment

	Six months ended 30th September, HK$'Million Turnover 2003	2002
Hong Kong	1,039	1,131
Mainland China	83	117
Singapore	92	86
Thailand	59	57
Canada	171	188
U.S.A.	50	45
Europe	29	–
United Arab Emirates	14	–
Others	6	6
	1,543	1,630

3. Profit from Operations

	Six months end 30th September, 2003 HK$'000	2002 HK$'000
Profit from operations before finance costs is arrived at after charging:		
Cost of inventories recognised as expenses	430,132	480,616
Depreciation on property, plant and equipment	29,316	29,171
Staff costs including directors' emoluments	262,399	258,226
Less: Amount capitalised to contract work	(15,167)	(11,436)
	247,232	246,790
Operating lease payments in respect of leasing of		
Premises	6,859	17,248
Others	502	328

4. Taxation

	Six months end 30th September, 2003 HK$'000	2002 (Restated) HK$'000
The Company and subsidiaries		
Hong Kong	24,849	14,407
Overseas	4,624	10,346
Deferred Taxation	(1,292)	(1,674)
Associates Hong Kong	520	350
Overseas	(8)	–
	28,693	23,429

Hong Kong profits tax has been provided for at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

The charge in accounting policy in accordance with SSAP12 (revised) "Income taxes" has been applied restrospectively and comparative have been restated.

5. Interim dividend

	Six months ended 30th September, 2003 HK$'000	2002 HK$'000
Interim dividend HK$10 cents per share on 275,708,398 (2002: HK$7.5 cents per share on 261,215,792 shares)	27,571	19,591

6. Earnings Per Share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30th September, 2003 HK$'000	2002 (Restated) HK$'000
Earnings for the purposes of basic and diluted earnings per share	75,185	62,448

	Number of shares 2003 '000	2002 '000 (Restated)
Weighted average number of ordinary shares for the purpose of basic earnings per share	265,392	255,022
Effect of dilutive potential ordinary shares:		
Share options *(Note)*	–	703
Weighted average number of ordinary shares for the purpose of diluted earnings per share	265,392	255,725

Basic earnings per share is calculated based on the profit for the period of HK$75,185,000 (2002: HK$62,448,000) and on the weighted average number of 265,392,000 (2002: 255,022,000) ordinary shares issued, which have been adjusted for the consolidation of the Company's ordinary shares during the period.

No diluted earnings per share is presented for the period ended 30th September 2003 as the Company's outstanding share options have been lasped in June 2003.

Note: Diluted earnings per share did not assume the exercise of certain outstanding share options as the exercise price was higher than the fair value per share in last period.

7. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK10 cents (2002 (restated): HK7.5 cents) per share for the six months ended *30th September, 2003 payable to shareholders whose names appear* on the Register of Members of the Company on Friday, 16th January, 2004.

The Directors have also resolved that the interim dividend should be paid on Tuesday, 24th February, 2004 in cash, with shareholders being given an option to receive shares of HK$1.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the *average closing prices per share of the Company on The Stock Exchange of* Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 12th January, 2004 to Friday, 16th January, 2004, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Monday, 2nd February, 2004. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 12th January, 2004 to Friday, 16th January, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 9th January, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2003, the Group recorded a prominent improvement in profit attributable to shareholders despite a mild decrease in turnover from HK$ 1.6 billion to HK$1.5 billion. Profit for the period advanced from HK$62.5 million in 2002 to HK$75.2 million, representing 20% growth. The improvement in performance of the Group witnessed the success of the management and the employees' dedicated effort to weather the economic crisis during the past few years and enhance value to shareholders. Most of the divisions had demonstrated significant progress especially building services and engineering, insurance and cold storage. The contribution from Chevalier iTech Holdings Limited, the 50.8% subsidiary company, also improved after undergoing series of restructuring.

Building Services and Engineering

In spite of the difficult business environment, the lifts and escalators division maintained a steady growth in terms of both turnover and profit. After the establishment of the technical support in Australia and the completion of several major contracts, the curtain wall division, in particular, has been successfully established itself in the industry as a leading engineering company providing advanced technical solution to those infrastructure and *building contracts. The performance of the electrical and mechanical* engineering division improved after strengthening its management team and control system.

In 2003, Preussag Pipe Rehabilitation Hong Kong Limited ("PPRHK") was awarded various contracts from public and private sectors, for instance, slope drain project by Hong Kong Housing Authority, sewage main rehabilitation project by Hong Kong Airport Authority and water main project *by Drainage Services Department. Chevalier-PRS (Asia) Holdings Limited* ("CPA") successfully finished a trial job in Nanjing, China in October 2003. In addition, 40 km projects in Singapore and 4.3 km projects in United Arab Emirates, Middle East were completed. To further strengthen the strong foothold in the Trenchless Pipe Rehabilitation Technology, the Group increased its equity interest in NordiTube Technologies AB to 53% and that in Rib Loc Group Limited to 30.8%. In order to establish a stronger presence in European market, CPA acquired interests in KMG Kanal-Müller-Gruppe GmbH, a major contractor in Europe for trenchless pipe rehabilitation business. Although the Company need some time to introduce the trenchless pipe relining technology in the Mainland market, the market potential is very promising. With the launch of the tenders from the HKSAR Government in the near future, PPRHK may substantially increase its business volume in the coming years. The management is confident with the "No-Dig" pipe rehabilitation business not only in Hong Kong market, but also in those mature market such as Europe and Australia in the future.

Regarding the business in the environmental engineering division, the project at Tai Po Water Treatment Plant was completed in this year but will be finalised in 2005. During the period, the Division was awarded a contract for replacement of mechanical and electrical equipment in Tsuen Wan Raw Water Pumping Station and a contract for supply of equipment and material for Recycling Water Plant of Baotou, Mongolia, PRC.

Insurance and others

The growth in insurance business was held up in the period under review due to keen competition. However, the overall result was much better than that of same period last year. Turnover reached HK$85 million while the underwriting profit and investment income recorded HK$15.6 million and HK$14.6 million respectively during the period under review.

The logistics and warehousing business continued its steady trend in contributing income and generating cash to the Group. The Group has diversified its business through investment in printing business under the name of K2 Printing Company Limited, a 49% associated company. It provides a wide range of printing and digital printing of magazines, books, catalogues, posters and other commercial printed matters.

Property and Hotel Investment

The Group's luxury residential property in Shanghai, Chevalier Place, maintained an occupancy rate of over 80%. On the other hand, the property investments in Hong Kong and Singapore generated a steady rental of about HK$27 million during the period under review. However, the Group continues its conservative policy and has provided a sum of HK$ 42 million for the diminution in value of those properties.

The property division has been maintaining sizable management contracts from both the public and private residential, commercial and industrial buildings. The number of contracts continues to grow and the Group has already established an excellent reputation in the industry.

Although the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the first half of 2003 affected the hotel business in the Mainland, the overall results improved in the third quarter. The occupancy rates of Chevalier Hotels in Xinyang and Dongguan have shown a slight decrease whilst the four-star hotel in Jiujiang maintained at 70%, especially during the Golden Week of October, this year. The overall performance of the Rosedale on Robson Suite Hotel located at the centre of Vancouver's business district was stable during the period under review.

Motor Vehicles and other tradings

During the period, operating profit of the automobile business in Canada declined substantially because of the keen competition and the slow down in the auto industry. The turnover, however, maintained as compared with the same period last year.

The trading and distribution of food and grocery business in the West Coast of the US maintained after strong growth in the last two years. The Group is seeking to expand its existing business to other areas in North America.

IT business machines trading and servicing

During the period under review, the Computer and Business Machine Division has recorded a drop in the profit by 18% due to intense competition in PC products and the decline of consumption in both commercial sector and individual customers.

The first Chevalier Shop Digital Gallery in Causeway Bay was operating well. It is a brand new service concept for providing an outlet of digital solutions and IT products to the corporate and individual customers.

The performance of the Technical and Maintenance Service Division was badly affected by the fierce competition and the shrinkage in capital expenditure of commercial sector in the first half of the year.

Privatisation of Chevalier Singapore Holdings Limited ("CSHL")

On 25th April, 2003, the Company had privatised CSHL by offering S$0.38 in cash for every share of CSHL. On 5th June, 2003, the right of compulsory acquisition was exercised pursuant to the Companies Act of Singapore and thereafter CSHL officially became a wholly-owned subsidiary of the Company. CSHL was delisted from the Official List of Singapore Exchange Securities Trading Limited with effect from 11th June, 2003 and its name has changed to "Chevalier Singapore Holdings Pte. Ltd." with effect from 20th June, 2003. The existing business and operation of CSHL remain unchanged.

Consolidation of Shares

On 5th June, 2003, the shareholders at the special general meeting of the Company have approved the consolidation of every five existing issued and unissued shares of HK$0.25 each into one new share of HK$1.25 each in the share capital of the Company.

PROSPECTS

After years of sluggishness, the economic environment in the US has shown some signs of improvement with the third quarter GDP growth reached a record of 8.2%, the fastest pace in nearly 20 years. Business investment is beginning to show signs of life, corporate earnings are better than expected and consumers have continued to spend. In general, the upward momentum of the economy should be able to sustain in 2004.

In Hong Kong, the economy was hard hit by the outbreak of the SARS and has slumped into a recession with seasonally adjusted real GDP shrinking 3.7% in the second quarter of 2003. After the PRC government implemented a series of measures to bolster Hong Kong's economy, confidence has improved dramatically. The liquidity being brought into Hong Kong by an influx of Mainland tourists and other measures is believed to be substantial. The continued inflow of liquidity has definitely brought about the growth in money supply and expansion in direct investment. Latest data shows that the economy recovery in third quarter has gradually filtered into the labour market with unemployment edged down to 8% in October this year. In addition, the local consumer spending also recorded an increase of 2% and the investment spending has also improved. The overall business environment in Hong Kong has turned positive and such strong recovery is expected to follow through in 2004.

We believe that the worst is over for Hong Kong's economy. However, the Group remains cautious in adjusting its business strategy even though the first half year result is much better than that of last year. The management will continue its policy to oversee its resources, control its operating expenses and strengthen the existing business. With the commitment from both the management and the employees, the Board is optimistic on the Group's performance in the financial year 2003/04.

SUBSEQUENT EVENT

Proposed Privatisation of Chevalier Construction Holdings Limited ("CCHL")

On 31st October, 2003, the Company proposed to privatise CCHL, an associated company of the Company, by way of a scheme of arrangement under section 99 of the Bermuda Companies Act (the "Proposal") at the cancellation price of HK$0.25 per scheme share (the "Scheme Share(s)"). The making of the Proposal was duly approved by the Company's independent shareholders at the special general meeting of the Company on 5th December, 2003. Subject to the approval of the scheme shareholders in the Court Meeting and the special general meeting of CCHL which is expected to be held in January, 2004, all the Scheme Shares will be cancelled and CCHL will become a wholly-owned subsidiary of the Company. CCHL will then apply to the Stock Exchange for the withdrawal of the listing of its shares.

FINANCIAL REVIEW

As at 30th September, 2003, the Group's total net asset amounted to approximately HK$ 2,350 million (HK$2,253 million as at 31st March, 2003). The Group's bank and other borrowings amounted to HK$1,297 million (HK$1,324 million as at 31st March, 2003) while cash and deposit at bank including pledged deposits amounted to HK$969 million (HK$872 million as at 31st March, 2003).

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2003, the Group employed approximately 4,200 full time staff globally. Total staff costs amounted to HK$262 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"), comprising Messrs WONG Wang Fat, Andrew and CHOW Ming Kuen, Joseph, both the Independent Non-Executive Directors of the Company, met twice in the year. During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statments.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2003.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 1st April, 2003 to 30th September, 2003.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

2003 has been a bumpy year for Hong Kong, during which the Group has been confronted with many challenges in both economic and social aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 18th December, 2003
website: http://www.chevalier.com



CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

CHEVALIER CONSTRUCTION HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF CHEVALIER CONSTRUCTION HOLDINGS LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA (AS AMENDED))

DESPATCH OF SCHEME DOCUMENT

Financial Adviser to Chevalier International Holdings Limited

Σ SOMERLEY LIMITED

Independent financial adviser to the independent board committee of ***Chevalier Construction Holdings Limited***

Quam 華富嘉洛證券融資有限公司 Quam Capital Limited

The Scheme Document was despatched to the CCHL Shareholders on Monday 22nd December, 2003.

The respective notices of the Court Meeting and the Special General Meeting to be held on Friday, 16th January, 2004 are set out in the Scheme Document.

CCHL Independent Shareholders should consider carefully the recommendation of the CCHL Independent Board Committee and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Quam, the independent financial adviser to the CCHL Independent Board Committee, before making a decision on the Proposal.

CCHL Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Friday, 6th February, 2004. Details of these conditions are set out in the explanatory statement contained in the Scheme Document. The Scheme will lapse if it does not become effective on or before 31st March, 2004 (or such other date as CHIL and CCHL may agree or as the Supreme Court may direct), otherwise the Proposal will lapse. An announcement will be made by CIHL and CCHL if the Proposal lapses.

CCHL Shareholders and potential investors are advised to exercise caution when dealing in CCHL Shares.

INTRODUCTION

Reference is made to the announcements dated 31st October, 2003, 19th November, 2003 and 5th December, 2003 jointly made by Chevalier Construction Holdings Limited and Chevalier International Holdings Limited. Capitalised terms used in the Scheme Document have the same meaning as those used in this announcement unless the context herein requires otherwise.

DESPATCH OF THE SCHEME DOCUMENT

The document containing details of the Scheme was despatched to CCHL Shareholders on Monday, 22nd December, 2003.

The Scheme Document contains, among other things, further details of the Proposal and the Scheme, the expected timetable, the explanatory statement required under the Companies Act, information regarding the CCHL Group, the letters from the CCHL Independent Board Committee and Quam, the independent financial adviser to the CCHL Independent Board Committee, a notice of the Court Meeting and a notice of the Special General Meeting.

RECOMMENDATION OF THE CCHL INDEPENDENT BOARD COMMITTEE AND QUAM

The CCHL Independent Board Committee comprising Mr. Sun Kai Dah, George and Mr. Du Shue Chu, both independent non-executive directors of CCHL, were appointed by the CCHL Board to advise the CCHL Independent Shareholders in relation to the Proposal. Quam has been appointed as the independent financial adviser to advise the CCHL Independent Board Committee in connection with the Proposal. The Scheme Document contains, among other things, a letter from Quam giving its advice and recommendation to the CCHL Independent Board Committee on the Proposal.

CCHL Independent Shareholders should consider carefully the recommendation of the CCHL Independent Board Committee and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Quam before making a decision on the Proposal.

Actions to be taken by CCHL Independent Shareholders are set out in the Explanatory Statement contained in the Scheme Document.

PRO FORMA STATEMENT OF NET TANGIBLE ASSET VALUE

Set out below is a statement of the unaudited pro forma adjusted consolidated net tangible asset value of CCHL Group based on the consolidated net tangible asset value of the CCHL Group as at 31st March, 2003 and adjusted as follows:

	HK$ million
Audited consolidated net tangible asset value as at 31st March, 2003	76.4
Adjusting for interim results of CCHL Group for the six months ended 30th September, 2003	2.4
Unaudited pro forma adjusted net tangible asset value of CCHL Group	78.8
Unaudited pro forma adjusted net tangible asset value per CCHL Share (based on 249,000,000 CCHL Shares in issue as at the Latest Practicable Date)	HK$0.317

INDEBTEDNESS

Set out below is the statement of indebtedness contained in the Scheme Document.

As at the close of business on 30th November, 2003, the CCHL Group had contingent liabilities for guarantees issued to the extent of approximately HK$14,975,000 and HK$2,500,000 to insurance companies and financial institutions as security in connection with performance bonds for construction contracts undertaken by CCHL Group's subsidiaries and credit facilities granted to CCHL Group's subsidiaries and a jointly controlled entity respectively.

As at the same date, none of the companies of the CCHL Group had any outstanding mortgages, charges, debentures, loan capital and overdrafts, or other similar indebtedness, finance leases or hire-purchase commitments, liabilities under acceptances or acceptances credits or any guarantees or other material contingent liabilities.

MEETINGS

The Court Meeting and the Special General Meeting will be held at 9:15 a.m. and 9:30 a.m. respectively on Friday, 16th January, 2004 at 22/F, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong. Notices of the Meetings are set out in the Scheme Document.

A further announcement will be made, inter alia, the voting results of the Court Meeting and the Special General Meeting following the Meetings.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of CCHL Independent Shareholders to attend and vote at the Court Meeting and the CCHL Shareholders to attend and vote at the Special General Meeting, the register of members of CCHL will be closed from Wednesday, 14th January, 2004 to Friday, 16th January, 2004 (both dates inclusive). During such period no transfer of CCHL Shares will be effected. In order to qualify to vote at the Meetings, all transfers accompanied by the relevant share certificates must be lodged with the branch share registrar of CCHL in Hong Kong, Standard Registrars Limited, situate at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:30 p.m. on Tuesday, 13th January, 2004.

CONDITIONS OF THE PROPOSAL

CCHL Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions to the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Friday, 6th February, 2004. Details of these conditions are set out in the Explanatory Statement contained in the Scheme Document. The Scheme will lapse if it does not become effective on or before 31st March, 2004 (or such other date as CIHL and CCHL may agree or as the Supreme Court may direct) otherwise, the Proposal will lapse. An announcement will be made by CCHL and CIHL if the Proposal lapses.

It is intended that the listing of CCHL Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or lapsed.

CCHL Shareholders and potential investors are advised to exercise caution when dealing in CCHL Shares.

EXPECTED TIMETABLE

	Hong Kong time 2004
Latest time for lodging transfers of the CCHL Shares to qualify for attending and voting at the Court Meeting and the Special General Meeting	4:30 p.m. on Tuesday, 13th January
Register closed for determination of entitlements of CCHL Independent Shareholders to attend and vote at Court Meeting and CCHL Shareholders to attend and vote at the Special General Meeting	Wednesday, 14th January to Friday, 16th January (both days inclusive)
Latest time for lodging forms of proxy in respect of:	
Court Meeting *(Note 1)*	9:15 a.m. on Wednesday, 14th January
Special General Meeting *(Note 1)*	9:30 a.m. on Wednesday, 14th January
Suspension of trading in the CCHL Shares	9:30 a.m. on Friday, 16th January
Court Meeting	9:15 a.m. on Friday, 16th January
Special General Meeting	9:30 a.m. on Friday, 16th January
Press announcement of the results of the Special General Meeting in The Standard, Hong Kong Economic Journal and Hong Kong Economic Times	Monday, 19th January
Resumption of trading in the CCHL Shares	9:30 a.m. on Monday, 19th January
Supreme Court hearing of petition to sanction the Scheme *(Note 2)*	Friday, 30th January
Latest time for dealing in the CCHL Shares	4:00 p.m. on Monday, 2nd February
Latest time for lodging transfers of the CCHL Shares to qualify for entitlements under the Scheme	4:30 p.m. on Thursday, 5th February
Record Date	Thursday, 5th February
Effective Date *(Note 3)*	Friday, 6th February
Press announcement on Effective Date and withdrawal of listing in The Standard, Hong Kong Economic Journal and Hong Kong Economic Times	Monday, 9th February
Withdrawal of the listing of the CCHL Shares on the Stock Exchange becomes effective *(Note 3)*	9:30 a.m. on Monday, 9th February
Cheques for cash payment under the Scheme to be despatched on or before	Monday, 16th February

CCHL Shareholders should note that the above timetable is subject to change depending mainly on the availability of the Supreme Court to hear the proceedings in relation to the Scheme. Further announcement will be made in the event that there is any such change.

Notes:

1. Forms of proxy should be lodged with the branch share registrar of CCHL in Hong Kong, namely Standard Registrars Limited, situate at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than the relevant times and dates stated above or, in the case of the pink form of proxy in respect of the Court Meeting, they may be handed to the chairman of the Court Meeting at the Court Meeting. Completion and return of a form of proxy for the Court Meeting or the Special General Meeting will not preclude the relevant CCHL Shareholder from attending the relevant Meetings and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.
2. All references in the Scheme Document to times and dates are references to Hong Kong times and dates, other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme, which are to the relevant date in Bermuda. For the period from 27th October, 2003 to 3rd April, 2004, Bermuda time is twelve hours behind Hong Kong time.
3. The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the Supreme Court order is delivered to the Registrar of Companies in Bermuda for registration and is registered. Registration is expected to take place between 2:00 p.m. and 5:00 p.m. on Friday, 6th February, 2004 (Bermuda time) (equivalent to between 2:00 a.m. and 5:00 a.m. on Saturday, 7th February, 2004 (Hong Kong time)). CCHL Independent Shareholders should note the conditions to the Proposal set out in the Scheme Document. It is expected that the listing of the CCHL Shares on the Stock Exchange will be withdrawn on Monday, 9th February, 2004.

On behalf of the board of directors of	On behalf of the board of directors of
Chevalier International Holdings Limited	**Chevalier Construction Holdings Limited**
Chow Yei Ching	**Chow Yei Ching**
Chairman and Managing Director	*Chairman*

Hong Kong, 22nd December, 2003

The CCHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The CIHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

CHEVALIER CONSTRUCTION HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT PROPOSED PRIVATISATION OF CHEVALIER CONSTRUCTION HOLDINGS LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

AMENDMENT TO THE EXPECTED TIMETABLE – REVISED MEETING DATES

Reference is made to the notice of Original Court Meeting of the holders of Scheme Shares and the notice of Original Special General Meeting, both dated 22nd December, 2003, as set out in the *Scheme Document* dated 22nd December, 2003 *sent by* CCHL to CCHL Shareholders in relation to the proposal for the privatisation of CCHL by way of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda (as amended).

The dates of the Original Court Meeting and Original Special General Meeting originally scheduled have been changed to 30th January, 2004. The Meetings convened for 16th January, 2004 will be adjourned indefinitely. It is proposed that the business to be decided at the Original Court Meeting and Original Special General Meeting convened for 16th January, 2004 will be considered at the respective meetings to be held on the later date of 30th January, 2004.

For the avoidance of doubt, the original pink and white forms of proxy which accompanied the Scheme Document will remain valid for use at the respective New Court Meeting and New Special General Meeting to be held on the later date of 30th January, 2004.

Copies of this announcement together with the notices of the New Court Meeting and the New Special General Meeting will be despatched to all CCHL Shareholders on 7th January, 2004.

All references in the Scheme Document to any of the dates as revised in this announcement should be read as references to the amended dates. Save as set out in this announcement, no other amendments to the Scheme Document are required and all other information contained in the Scheme Document with respect to the Court Meeting and the Special General Meeting remains accurate and relevant to the CCHL Shareholders. A revised expected timetable is set out in this announcement.

The closure of register of members of CCHL proposed for 14th January, 2004 to 16th January, 2004 will be cancelled. Instead the register of members of CCHL will be closed from 28th January, 2004 to 30th January, 2004.

Reference is made to the announcements jointly made by CIHL and CCHL dated 31st October, 2003, 20th November, 2003 and 22nd December, 2003, and the Scheme Document dated 22nd December, 2003. Capitalised terms used in this announcement shall have the same meanings as defined in the Scheme Document unless stated herein otherwise.

Revised date for the meetings

The terms of the order of the Supreme Court (the "Court Order") directing CCHL to convene and hold the Court Meeting on 16th January, 2004 (the "Original Court Meeting", with the Special General Meeting to be held on 16th January, 2004 to be defined as the "Original Special General Meeting") requires that notice of the Original Court Meeting be published at least 21 days prior to the Original Court Meeting in both Hong Kong and Bermuda. Notice of the Original Court Meeting dated 22nd December, 2003 convening the Original Court Meeting has not been published in Hong Kong in accordance with the Court Order. Accordingly CCHL publishes new notices of Court Meeting and Special General Meeting respectively, both dated 6th January, 2004, for the purpose of convening a fresh Court Meeting and a fresh Special General Meeting to be held at 9:15 a.m. and 9:30 a.m. respectively on Friday, 30th January, 2004 at the same venue (the "New Court Meeting" and the "New Special General Meeting" respectively). CCHL will propose to CCHL Independent Shareholders at the Original Court Meeting and the CCHL Shareholders at the Original Special General Meeting to adjourn both meetings indefinitely. The business to be decided at the Original Court Meeting and Original Special General Meeting convened for 16th January, 2004 will be considered at the respective meetings to be held on the later date of 30th January, 2004 at the same time and venue.

For the avoidance of doubt, the original pink and white forms of proxy which accompanied the Scheme Document despatched to CCHL Shareholders will remain valid for use at the respective New Court Meeting and New Special General Meeting to be held on the later date of 30th January, 2004.

Revised expected timetable

The revised expected timetable for the Proposal is set out as follows:

	Hong Kong time 2004
Original Court Meeting and Original Special General Meeting held to consider and approve, if appropriate to adjourn the Original Court Meeting and the Original Special General Meeting indefinitely	Friday, 16th January
Latest time for lodging transfers of the CCHL Shares to qualify for attending and voting at the New Court Meeting and the New Special General Meeting	4:30 p.m. on Tuesday, 27th January
Register closed for determination of entitlements of CCHL Independent Shareholders to attend and vote at the New Court Meeting and CCHL Shareholders to attend and vote at the New Special General Meeting	Wednesday, 28th January to Friday, 30th January (both days inclusive)
Latest time for lodging forms of proxy in respect of:	
New Court Meeting *(Note 1)*	9:15 a.m. on Wednesday, 28th January
New Special General Meeting *(Note 1)*	9:30 a.m. on Wednesday, 28th January
Suspension of trading in the CCHL Shares	9:30 a.m. on Friday, 30th January
New Court Meeting	9:15 a.m. on Friday, 30th January
New Special General Meeting	9:30 a.m. on Friday, 30th January
Press announcement of the results of the New Court Meeting and New Special General Meeting appears in The Standard, Hong Kong Economic Journal and Hong Kong Economic Times	Monday, 2nd February
Resumption of trading in the CCHL Shares	9:30 a.m. on Monday, 2nd February
Supreme Court hearing of petition to sanction the Scheme *(Note 2)*	Friday, 13th February
Latest time for dealing in the CCHL Shares	4:00 p.m. on Monday, 16th February
Latest time for lodging transfers for the CCHL Shares to qualify for entitlements under the Scheme	4:30 p.m. on Thursday, 19th February
Record Date	Thursday, 19th February
Effective Date *(Note 3)*	Friday, 20th February
Press announcement on Effective Date and withdrawal of listing appears in The Standard, Hong Kong Economic Journal and Hong Kong Economic Times	Monday, 23rd February
Withdrawal of the listing of the CCHL Shares on the Stock Exchange becomes effective *(Note 3)*	9:30 a.m. on Monday, 23rd February
Cheques for cash payment under the Scheme to be despatched on or before	Monday, 1st March

CCHL Shareholders should note that the above timetable is subject to change depending mainly on the availability of the Supreme Court to hear the proceedings in relation to the Scheme. Further announcement will be made in the event that there is any such change.

Notes:

1. Forms of proxy should be lodged with the branch share registrar of CCHL in Hong Kong, namely Standard Registrars Limited, situate at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than the relevant times and dates stated above or, in the case of the pink form of proxy in respect of the New Court Meeting, they may be handed to the chairman of the New Court Meeting at the New Court Meeting. Completion and return of a form of proxy for the New Court Meeting or the New Special General Meeting will not preclude the relevant CCHL Shareholder from attending the relevant meetings and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.
2. All references in this announcement to times and dates are references to Hong Kong times and dates, other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme, which are to the relevant date in Bermuda. For the period from 27th October, 2003 to 3rd April, 2004, Bermuda time is twelve hours behind Hong Kong time.
3. The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the Supreme Court order is delivered to the Registrar of Companies in Bermuda for registration and is registered. Registration is expected to take place between 2:00 p.m. and 5:00 p.m. on Friday, 20th February, 2004 (Bermuda time) (equivalent to between 2:00 a.m. and 5:00 a.m. on Saturday, 21st February, 2004 (Hong Kong time)). CCHL Independent Shareholders should note the conditions to the Proposal set out on pages 28 to 29 of the Scheme Document. It is expected that the listing of the CCHL Shares on the Stock Exchange will be withdrawn on Monday, 23rd February, 2004.

General

All references in the Scheme Document to any of the dates which have been revised in this announcement should be read as references to the amended dates. Save as set out in this announcement, no other amendments to the Scheme Document are required and all other information contained in the Scheme Document with respect to the Court Meeting and the Special General Meeting remains accurate and relevant to the CCHL Shareholders.

By order of the board of directors of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
Chow Yei Ching
Chairman and Managing Director

By order of the board of directors of
CHEVALIER CONSTRUCTION HOLDINGS LIMITED
Chow Yei Ching
Chairman

Hong Kong, 6th January, 2004

The CIHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The CCHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.